                                                                      EXHIBIT 12

                                  AMERICAN EXPRESS COMPANY
                COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)


                         Six Months                  Years Ended December 31,
                       Ended June 30,    -------------------------------------------------
                            2000
                         (Unaudited)     1999       1998       1997        1996       1995
                          ---------      ----       ----       ----        ----       ----
Earnings:
   Pretax income from
    continuing operations    $ 1,966    $  3,438   $  2,925   $  2,750    $  2,664   $  2,183
   Interest expense            1,408       2,178      2,224      2,122       2,160      2,343
   Other adjustments              83         151        124        127         139         95
                              ------     -------    -------    -------     -------    -------
Total earnings (a)           $ 3,457    $  5,767   $  5,273   $  4,999    $  4,963   $  4,621
                              ------     -------    -------    -------     -------    -------

Fixed charges:
   Interest expense          $ 1,408    $  2,178   $  2,224   $  2,122    $  2,160   $  2,343
   Other adjustments              80         152        129        129         130        135
                              ------     -------    -------    -------     -------    -------
Total fixed charges (b)      $ 1,488    $  2,330   $  2,353   $  2,251    $  2,290   $  2,478
                              ------     -------    -------    -------     -------    -------

Ratio of earnings to
   fixed charges (a/b)          2.32        2.48       2.24       2.22        2.17       1.86

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Included  in  interest  expense in the above  computation  is  interest  expense related to the international banking operations of American Express Company (the company) and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

In the fourth quarter of 1995, the company's ownership in First Data Corporation
("FDC") was reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the company's investment in FDC is accounted for as Investments -
Available for Sale.